UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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press release

Paris, 6 June 2011

France Telecom-Orange strengthens corporate social responsibility governance and supplements its 2010 CSR report with a CSR magazine

France Telecom-Orange has just published its 2010 Corporate Social Responsibility Report (CSR report) in which the Group describes how, as a major player in the digital world, it is ensuring that each of its stakeholders benefits from its growth in an era of exploding information technology uses.

The Group wanted to report more broadly on the action it is taking, both internally and externally, and has thus chosen to supplement its corporate social responsibility report – designed for specialists – with an annual magazine entitled “initiatives” covering its CSR commitments, the key actions taken in 2010, and reports from the field, as close as possible to its local stakeholders.

The complete report shows in detail how the Group continues to strengthen the governance and leadership of its corporate social responsibility initiative in all of its operations and entities, backed by the results it has achieved for more than 15 years. Besides, the Group expanded the scope of verification in 2010, with Deloitte, both in terms of geographic coverage and of types of assessments performed, and received “reasonable assurance” – the highest level – for :

·

the implementation of the Group’s CSR strategy (which has already been obtained previously in this particular field),

·

20 accomplishments presented and

·

4 out of the 19 performance indicators verified.

The other indicators received “moderate assurance”.

It reports on the actions taken in 2010, draws up road maps for all topics and highlights nearly 70 achievements and performance indicators illustrating the Group’s four CSR commitments :

·

recognize and support our employees,

·

ensure transparency, quality and security for our customers,

·

share the benefits of the digital world with the greatest possible number of people, and

·

find innovative solutions for a greener world.

On this occasion, France Telecom-Orange Chairman and CEO Stéphane Richard said: “Our CSR policy plays a vital role in our Conquests 2015 strategic plan, launched in June 2010. Being responsible means first of all building a company that is more connected, more humane, that listens more to its employees, a company that promotes equal opportunity and embraces diversity at every level of the company. It also means sharing the benefits of the digital world with the greatest possible number of people and fighting the risk of a digital divide, regardless of the reasons. Creating new prospects in the vital fields of education, culture and health, ensuring that the uses of telecommunications become simpler and safer, providing high-quality services by helping our customers protect themselves from the risks associated with new technologies. It means confronting the environmental challenges, innovating for better control over our energy consumption despite the explosion in traffic, and making sure every day that our governance is exemplary. Being responsible – that one word sums up the action France Telecom-Orange is taking, it is what drives us every day, what gives us our role in the economy and in society as a whole.”

In accordance with AccountAbility’s AA1000 standard, the G3 guidelines of the Global Reporting Initiative (GRI G3) and the principles defined in the new ISO 26000 standard on corporate social responsibility published in November 2010, the France Telecom-Orange CSR initiative was audited by Deloitte, one of its statutory auditors, which, in addition to the levels of assurance cited above, recognized the validity of the self-assessment performed by the company in relation to the GRI G3, which contributed to our A+ score.

The 2010 report is available at the following address:

http://www.orange.com/en_EN/responsibility/

Disclaimer

This press release contains forward-looking statements. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Detailed information on potential risks that could affect France Telecom can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update any forward-looking statement.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 11.2 billion euros in the first quarter 2011. Present in 35 countries, the Group had a customer base of 215.9 million customers at 31 March 2011, including 141.6 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 31 March 2011, the Group had 156.7 million mobile customers and 13.9 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact :  00 33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 9, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations